WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE [redacted]

NEW YORK, NEW YORK

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

July 26, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed one (1) copy of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons – Performance Share Plan	July 26, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By:

Timothy M. Gladden
Authorized Representative

Enclosures

Issued: Tuesday 26 July 2005

MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR THE "COMPANY") NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AND CONNECTED PERSONS

1. **Performance Share Plan**

It was confirmed on 25 July 2005 that on that day the following awards under the Marks and Spencer Group Performance Share Plan (the "Performance Share Plan") were made to Directors and to Persons Discharging Managerial Responsibility ("PDMRs") of the Company:

Name of Director	**Allocation of Performance Shares (see Note below)**
Ian Dyson	234,146
Stuart Rose	473,868

Name of PDMR	**Allocation of Performance Shares (see Note below)**
Kate Bostock	117,073
Keith Cameron	114,983
Guy Farrant	119,164
Fiona Holmes	71,080
Flic Howard-Allen	73,171
Matthew Hudson	71,080
Stuart McIvor	83,624
Andrew Moore	62,718
Graham Oakley	173,937
Steve Rowe	71,080
Steve Sharp	234,146
Andrew Skinner	83,624
Anthony Thompson	116,237
Alastair Tipple	58,537
John Walton	83,624
Chris Williams	81,533
Richard Wolff	75,261

Note:

Under the Performance Share Plan, awards are granted as a conditional allocation, where a participant will receive free Ordinary Shares in the Company on the vesting of an award subject to continuing employment. The vesting of an award will depend on the Company's adjusted earnings per share ("EPS") performance over a fixed three-year performance period starting on the first day of the financial year in which the awards were granted.

The adjusted EPS growth will be determined by comparing the Company's adjusted EPS for the financial year prior to the grant of awards with its adjusted EPS for the third financial year thereafter. Adjusted EPS will be calculated on the same basis as stated in the Company's annual report and accounts (note 9, page 39) except in the case of the 2004/05 figure which has been calculated on a "pro-forma" basis.

The pro-forma EPS figure for 2004/05 is 23.5p against the standard adjusted EPS of 21.9p. These figures are calculated under UK GAAP. However, as subsequent periods will be reported under IFRS, the pro-forma EPS figure will need to be restated onto an IFRS basis to ensure comparability.

The extent to which awards will vest will depend on the extent to which the Company's average annual adjusted EPS growth exceeds inflation ("RPI") over the three-year performance period on the following basis:

Average Annual EPS Growth in excess of inflation (RPI) over the three year performance period	**Percentage of award vesting**
Below 8%	0%
8%	20%
15% or more	100%
Between 8% and 15%	Pro rata on a straight line basis

No consideration was paid for the grant of any award.

2. **Dividend Reinvestment Plan**

The Company was informed on 25 July 2005 that the following PDMRs and their Connected Persons would acquire Marks and Spencer Group plc Ordinary shares of 25p each, purchased in London at a price of 363.08p each, under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 15 July 2005:

Name of PDMR	**No. of Shares Acquired**
Guy Farrant	203
Steven Sharp	511
Lesley Sharp (wife of Steven Sharp)	8
Anthony Thompson	387
Sally Thompson (wife of Anthony Thompson)	20
Alastair Tipple	90

3. **PEPs**

The Company was informed on 25 July 2005 that on 18 July 2005, the following PDMRs and their Connected Persons acquired Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of 360.75p each, as a reinvestment of dividend in a PEP registered under the name of Marks & Spencer Savings and Investments Limited:

Name of PDMR	No. of Shares Acquired
Fiona Holmes	31
Christopher Holmes (husband of Fiona Holmes)	17
Graham Oakley	20
Richard Wolff	37

4. **PDMRs' Holdings**

Following the above notifications, excluding any conditional allocation of shares granted under the Performance Share Plan, the PDMRs' holdings, including those of their Connected Persons, are confirmed as follows:

Name of PDMR	Total Holding of Ordinary Shares	Total Percentage Holding
Guy Farrant	23,181	De minimis
Fiona Holmes	7,102	De minimis
Graham Oakley	72,461	De minimis
Steven Sharp	27,565	De minimis
Anthony Thompson	20,206	De minimis
Alastair Tipple	4,495	De minimis
Richard Wolff	46,485	De minimis

The above information has been disclosed under DR 3.1.4R(1) and, where applicable, in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

For further information, please contact:

Clair Foster	Marks & Spencer Corporate PR	020 8718 8323
Bella Pagdin	Marks & Spencer Corporate PR	020 8718 1967